UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.1) *

Cerecor, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

15671L109
(CUSIP Number)

FREMANTLE, LLC
(fka Fremantle Corporation)
c/o Randal Jones
4903 Oak Hill Road
Chapel Hill, North Carolina 27514
(919) 270-9759
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
*  The remainder of this cover page is filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Fremantle, LLC (fka Fremantle Corporation)[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,767,442

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,767,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,767,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________________
1 Fremantle Corporation converted to a North Carolina limited liability company and was renamed Fremantle, LLC on April 27, 2018.

1	NAMES OF REPORTING PERSONS
Randal Jones

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,767,442

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,767,442

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,767,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2017 (as amended, the “Original Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented to reflect the following:

On April 27, 2018, Fremantle Corporation converted to a North Carolina limited liability company and was renamed Fremantle, LLC and became one of the Reporting Persons as successor to Fremantle Corporation. All information previously disclosed with respect to Fremantle Corporation in the Original Schedule 13D applies to Fremantle, LLC as its successor and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by inserting the following as a new paragraph at the end of Item 3:

The Purchase Agreement provides for the issuance of an aggregate of 2,349,968 Shares to the Sellers, contingent upon the Issuer’s receipt of stockholder approval of such issuance (the “Contingent Shares”). At the Issuer’s Annual Meeting of Stockholders held on May 15, 2018, the Issuer’s stockholders approved the issuance of the Contingent Shares. In accordance with the terms of the Purchase Agreement, following such stockholder approval, the Issuer issued to Fremantle one-half of the Contingent Shares, or 1,174,984 Shares. The Contingent Shares were issued for no additional consideration.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following as a new paragraph at the end of Item 4:

Notwithstanding the foregoing paragraph, the Reporting Person reserves the right to change its plan at any time, as it deems appropriate, and accordingly, the Reporting Person may acquire or dispose of Shares in private or open market transaction, in each case for investment purposes. Any decision by the Reporting Person to acquire or dispose of Shares will take into account various factors, including general economic and stock market considerations.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)  The following information is as of the date hereof and assumes that there are 40,679,634 Shares outstanding, as reported by the Issuer in the Issuer’s Rule 424(b)(3) Prospectus filed with the SEC on October 5, 2018.

Fremantle is the direct beneficial owner of 3,767,442 Shares. The Shares held by Fremantle represent approximately 9.3% of the Shares outstanding as of the date of this Statement.

Jones, by virtue of his being the founder and principal of Fremantle, may be deemed to possess indirect beneficial ownership of 3,767,442 Shares. The Shares which may be deemed to be beneficially owned by Jones represent approximately 9.3% of the Shares outstanding as of the date of this Statement.

(b)  See rows (7) through (10) of the cover pages to this Schedule for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition of the Shares.

(c)  In addition to the transaction in the Shares described in Item 3 of this Schedule, on August 13, 2018 Jones exercised options to acquire 1,270 Shares at an exercise price of $3.20 per Share and immediately sold all such Shares. The fair market value per Share on the date Jones exercised the options was $3.98 and Jones received net proceeds of $939.08 from this transaction after commissions and fees.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 17, 2018

FREMANTLE, LLC
(fka Fremantle Corporation)

By:  /s/ Randal Jones
Name: Randal Jones
Title: Chief Executive Officer and Manager

/s/ Randal Jones
Randal Jones